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Beleve Vision 🔖

Beleve Vision is not merely an incremental improvement in virtual reality; it represents a fundamental shift towards more accessible and socially integrated immersive experiences. They delivers a "pseudo-hologram" effect via perspective tracking, which is significantly more practical an ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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✓ Launch — 2 $9,996 Min — 3 $1,234,992 Max

Overview   Team   About   Communication Channel   Updates

Business Description

Beleve Vision: The Next Frontier in VR Projection

Beleve Vision introduces a novel approach to immersive technology, distinguishing itself through innovative VR projection that blends virtual content with real-world environments. Their technology is not merely an incremental improvement in virtual reality; it represents a fundamental shift towards more accessible and socially integrated immersive experiences. Their company delivers a "pseudo-hologram" effect via perspective tracking, which is significantly more practical and affordable than true light-field holography. This distinction is a strategic advantage, as it leverages public fascination with "holograms" while offering a deployable, cost-effective solution.



What is Beleve Vision's Portalgraph Technology

Portalgraph is defined as a "cutting-edge VR projection technology that brings virtual spaces into the real world". It allows developers to easily project "alternate dimensions" and seamlessly integrate nearly any 3D model into the environment. Portalgraph creates a "3D illusion" or "pseudo-hologram" through its use of perspective tracking which involves dynamically adjusting the screen in real-time based on the viewer's head position.



Portalgraph technology directly addresses the long-standing limitations of traditional VR headsets, offering a suite of compelling advantages:

- **Comfort:** Unlike traditional VR goggles, which are often described as "hot, stuffy, and heavy," Portalgraph doesn't require the use of "goggles" providing a significantly more comfortable experience, even for extended use.
- **Safety:** It ensures "full awareness of environment" by not obstructing the user's vision. This eliminates the safety concerns and risk of accidents commonly associated with traditional VR headsets that completely block external views.
- **Immersion (Blended Reality):** While traditional VR aims for a "complete VR environment," Portalgraph "blends virtual with reality". This unique form of mixed reality immersion allows users to remain aware of their physical surroundings, fostering a more natural and less disorienting experience. It permits interaction with both digital and physical worlds simultaneously, preventing the complete loss in the virtual world that can occur with traditional headsets.

Security Type:

Equity Security

Price Per Share

$12

Shares For Sale

102,916

Post Money Valuation:

$13,234,992

Investment Bonuses!

N/A

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 20, 2026

Minimum Investment Amount:

$2496

Target Offering Range:

$9,996-$1,234,992

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

• **Field of View (FOV):** Portalgraph's FOV is "adaptable" and "can exceed headsets," as it is determined by the size of the projection surface. This offers greater flexibility compared to the fixed ~100° FOV of many VR goggles.
• **Appearance:** The technology is "discreet, socially acceptable," requiring only an infrared tracker to determine the audience location which contrasts sharply with the "conspicuous, socially isolating" appearance of traditional VR headsets. This makes it more suitable for social and public environments.
• **Affordability & Compactness:** Portalgraph is described as "compact, lightweight, and affordable". The individual-use SDK is priced at an accessible $50, making the technology highly accessible to a broad range of users and developers.



SAY HELLO TO G.E.M.
Say goodbye to traditional gaming.
GEM is the new, innovative Virtual Reality experience - where gaming, precious art, and entertainment belong.
Projects virtual spaces directly into the real world using real-time perspective tracking.
Works across multiple display types, including projectors, desktops, 3D TVs, and tabletops.
Delivers a convincing 3D "pseudo-hologram" effect without the prohibitive costs of true holography.
Its adaptable design supports both individual immersive views and shared group experiences.
The system is affordable, DIY-friendly, and requires no specialized equipment to set up.
G.E.M. Powered by Portalgraph is a VR game changer that will help bring the Metaverse to the people...right in their living rooms
BELEVE VISION

Problem

2D Displays are Inadequate

Beleve Vision addresses a significant gap in the market for displaying and sharing 3D digital content. Traditional 2D display formats are inadequate for showcasing the full motion and volumetric designs of contemporary digital assets, leaving affluent collectors and gamers reliant on subpar solutions like phones, tablets, or low-resolution digital frames. These outdated methods fail to capture the intended quality of digital collectibles, which demand premium, state-of-the-art displays that can fully realize their immersive potential.



THE PROBLEM
The immersive technology industry is rapidly expanding, but traditional VR/AR headsets remain limited by discomfort, safety issues, and social isolation—creating a critical demand for more accessible, integrated, and collaborative solutions like Beleve Vision.
1
Traditional VR headsets are bulky, uncomfortable, and cause user fatigue.
2
Obstructed vision creates safety risks and isolates users from their surroundings.
3
High costs, limited content, and technical challenges hinder widespread adoption.
4
The market demands seamless, shared, and socially integrated immersive experiences.
BELEVE VISION

Solution

Beleve Vision is the Solutions.

By leveraging existing display / projector technology and an innovative perspective tracking system, Beleve Vision delivers a comfortable, safe, and socially acceptable immersive experience, setting it apart from conventional VR and true holographic systems. The company operates within a rapidly expanding immersive technology market, strategically positioned to capture significant value through its developer-friendly, open-core business model. Early industry recognition and a visionary leadership team underscore its potential to monetize immersive experiences across diverse sectors.



THE SOLUTION
Introducing GEM by Beleve Vision
Redefining immersive experiences by delivering scalable, affordable VR projection that blends virtual spaces into real-world environments without the limitations of traditional headsets or costly holography.
Innovative VR Projection: Portalgraph projects virtual dimensions into physical environments, creating a seamless "pseudo-hologram" effect through real-time perspective tracking.
Affordable & Scalable: Unlike true holography, which demands costly equipment, Portalgraph is DIY-friendly and designed for practical deployment across industries.
Hardware Flexibility: The system works with readily available trackers, projectors, and 3D glasses, making it adaptable and accessible without specialized infrastructure.
Versatile Applications: From desktops and tabletops to multi-surface projections, Portalgraph transforms everyday displays into immersive, interactive VR spaces for both individual and shared experiences.
Portalgraph
BELEVE VISION

Business Model

Monetization Strategy

Supports shared (close-range) A significant aspect of Beleve Vision's strategy is that its core technology is "open source," with the package available for download on GitHub, complete with installation and operation instructions. This decision fosters a vibrant developer community, accelerates content creation, and promotes rapid iteration of technology.

However, the "Portalgraph Personal" SDK license includes specific commercial limitations. The output executable file, for instance, displays the Portalgraph logo periodically in the lower right corner. Crucially, additional fees are charged for using applications created with Portalgraph Personal in commercial facilities, for paid sales exceeding $50,000 USD per title, and for display at paid events or commercial events with more than 1,000 visitors per day. This structure aligns with an "open-core" business model, where a free or low-cost core drives adoption and community engagement, while premium features, commercial use rights, or enterprise-grade support are monetized through proprietary licenses or services.



A BUSINESS MODEL YOU CAN BELEVE IN
Providing a premium experience, every step of the way.
Open-Core Model:
Developer-to-Enterprise Funnel:
Accessible SDK Pricing:
Tiered Licensing Strategy:
Monetization Pathways:
Scalable "Land & Expand" Approach:
BELEVE VISION

Additional Revenue from Hardware

Based on Portalgraph's existing VR projection technology, here are the key hardware products we are developing. These hardware products would complement Portalgraph's existing software capabilities while making their revolutionary VR projection technology more accessible to both consumers and enterprise customers.

- **All-in-One VR Projector Systems.** Portalgraph is developing an Ultra-Short-Throw laser projector that can be positioned only inches from a wall or screen. This eliminates issues from people walking in front of the projection image. The built in Viewer Tracking employes an infrared transmitter that projects an invisible light source to determine with exact precision the viewer location within a room and processes the video in real time to manipulate the corresponding visual perspective.
- **Multi-Surface Projection Kits.** Since Portalgraph can project onto desks, boxes made of multiple displays, and ceilings we will create modular hardware kits designed for these specific projection surfaces, making setup easier for consumers.
- **Portable Desktop Units.** Given the ability to project VR spaces onto desks, compact desktop projection systems would appeal to home users and office environments, expanding beyond their current enterprise focus.
- **Developer Hardware Kits.** Since we already offer SDK licensing, complete hardware development kits would support their developer ecosystem and accelerate application creation for their platform.



INCREMENTAL OPPORTUNITY
Future Revenue Streams & Scalability
SDK & Licensing Revenue:
Open-Source Leverage:
Expanded Service Revenue:
SaaS & Premium Features:
Unity Ecosystem Integration:
Hardware Expansion:
Consumer & Developer Kits:
BELEVE VISION

Market Projection

Overview of the Immersive Technology Market

The broader immersive technology market, encompassing Virtual Reality (VR), Augmented Reality (AR), Mixed Reality (MR), Holographic Displays and Spatial Computing, is undergoing rapid expansion. This growth is driven by increasing demand for immersive experiences across diverse applications, continuous advancements in hardware and software, and rising investments across the sector. Key application areas driving this market growth include gaming, healthcare, education, retail, and broader enterprise applications. Projected Market Sizes & Growth Rates

• The global **Virtual Reality (VR) market** was valued at **USD 44.4 billion in 2025**, with a forecast to reach **USD 284.04 billion by 2034**, accelerating at a **CAGR of 22.90%**. The hardware segment consistently holds a major market share within VR, accounting for 66% in 2024 and projected to be 63.1% through 2037.

• The combined global **Augmented/Virtual Reality/Mixed Reality market** was valued at **USD 42.4 billion in 2023** and is poised for substantial growth to **USD 826.63 billion by 2032**, at an impressive **CAGR of 39.1%** during the forecast period (2025-2032). This growth is fueled by high investments and the rising adoption of next-level visual technologies.

• The **global Holographic Display market** is estimated to be valued at **USD 13.84 billion in 2025** and is expected to reach **USD 53.79 billion by 2032**, exhibiting a **CAGR of 21%**.

• The **global Spatial Computing market** was valued at **USD 149.59 billion in 2024** and is expected to reach approximately **USD 1.6 trillion by 2034**, expanding at a **CAGR of 21.7%**.



Competition

Portalgraph vs. Traditional VR Headsets Comparison

This table provides a direct, side-by-side comparison that immediately highlights Portalgraph's unique advantages over the most common and recognizable form of virtual reality. Investors can quickly grasp the core value proposition without extensive reading. By contrasting specific features like comfort, safety, and social acceptability, the table effectively shows Portalgraph's unique selling propositions that address significant pain points of existing VR solutions. This reinforces the narrative of Portalgraph offering a superior user experience. For an investor, understanding how a new technology differentiates itself from established players is paramount. This table simplifies complex technical and experiential differences into easily digestible points, aiding in rapid assessment of market fit and competitive positioning. The table implicitly positions Portalgraph as a solution for broader, more integrated immersive experiences, rather than just isolated gaming, aligning with the "Mixed Reality" strategic niche discussed previously.

Traction & Customers

Key Exhibitions & Strategic Collaborations

Despite its recent founding, Portalgraph technology has rapidly established a strong presence within the immersive technology sector, marked by significant industry recognition and strategic leadership.

• Portalgraph has garnered substantial industry recognition and a series of prestigious awards, including the TGS Audience Award Grand Prix, TGS Best Technological Game Award, XR Creative Award, TechBiz2023, and Innovation Generation Award. Notably, "Tiny Drive," a holographic 3D game developed using Portalgraph technology, won the Grand Prix of the Sense of Wonder Night 2023 (SOWN) at the Tokyo Game Show.

• Portalgraph has been actively showcased at major international events, generating considerable interest and buzz. The technology was featured at CES 2024 highlighting its capacity to transform 3D experiences without traditional VR headsets.


STRATEGIC IP OUTLOOK
Driving Market Leadership Through Open Innovation and Exclusive Rights
Beleve Vision's strategic IP approach blends exclusive global licensing with an open-source core, fostering rapid ecosystem adoption while securing long-term commercial value.
unity
VIVE
Sony Interactive Entertainment
NVIDIA
BELEVE VISION

A recurring restraint for the AR/VR/MR market is "limited content". New platforms often struggle to attract developers to create enough compelling content to drive user adoption. Beleve Vision addresses this by actively collaborating with artists and academics and maintaining a long-term public display. This is a sophisticated ecosystem-building strategy. Instead of solely relying on commercial developers, Beleve Vision is seeding content and generating awareness through creative and public channels. This not only diversifies its content library but also builds cultural relevance and public acceptance, which are crucial for a technology aiming for widespread adoption beyond niche tech enthusiasts. It suggests a long-term vision for cultivating a robust content pipeline and broad market appeal.


COUNTLESS ACCOLADES & AWARDS
Recognized Worldwide. Reshaping Immersion. Portalgraph has achieved rapid global recognition, establishing itself as a standout force in immersive technology worldwide.
Portalgraph
AUDIENCE AWARD GRAND PRIX
BEST TECHNOLOGICAL GAME AWARD
CORPORATE DIVISION AWARD
SUPPORTED TECHNOLOGY
CORPORATE SPECIAL AWARD
Its breakthrough was highlighted by Tiny Drive, a holographic 3D game built with Portalgraph, which won the Grand Prix at Sense of Wonder Night 2023.
Portalgraph's rapid recognition from experts and industry leaders validates the technology's innovation and market potential.
LEARN MORE
BELEVE VISION

Investors

Investor ROI Potential

Early-stage investors in similar immersive tech companies have historically seen returns ranging from 5x to 20x over a 5–7-year horizon, depending on execution, market adoption, and exit opportunities (acquisition or IPO). Portalgraph's unique technology and early traction position it well for outsized returns if it continues to innovate and scale. Investing in Portalgraph offers the potential for significant financial returns, driven by explosive market growth, a differentiated product, and multiple scalable revenue streams. While specific projections depend on execution and market dynamics, the upside is substantial for early investors in this transformative technology. Based on available information, here are valuations for companies in the virtual reality and hologram technology marketplace.


AN INVESTMENT OPPORTUNITY
Something very big is brewing and those who know are ready, waiting and set for one hell of a ride.
The company is positioned in hyper-growth immersive tech markets—including VR, AR, MR, holography, and spatial computing—all forecasted for sustained double-digit CAGR growth.
Beleve Vision overcomes critical VR headset limitations by delivering comfort, safety, and social integration, dramatically expanding mainstream adoption potential.
Its Unity-based, software-first model with open-source core and tiered licensing ensures rapid adoption, scalable monetization, and reduced hardware risk.
Beleve Vision occupies a unique competitive niche with an accessible, affordable, and display-agnostic platform, enabling wide deployment across diverse environments.
A visionary founder with deep technical expertise drives ongoing innovation and product excellence in a fast-evolving sector. Early recognition through major awards and global exhibitions validates Beleve Vision's technology, market fit, and industry leadership.
BELEVE VISION CONTACT INFO:
BELEVE VISION

Why Invest in Beleve Vision Now?

- **Addresses Critical Limitations of Current VR Technology:** Beleve Vision directly solves the major pain points of traditional VR headsets, offering superior comfort, enhanced safety through environmental awareness, and a socially integrated experience. This significantly broadens the appeal and addressable market for immersive technologies.
- **Taps into Hyper-Growth Market:** The company operates within the rapidly expanding immersive technology sector, encompassing VR, AR, Mixed Reality, Holographic Displays, and Spatial Computing. All these segments are projected to experience high double-digit Compound Annual Growth Rates (CAGRs), indicating substantial market tailwinds and significant potential for revenue growth.
- **Scalable, Software-First Business Model:** Beleve Vision's Unity-based SDK and open-source core enable rapid content creation and widespread adoption by leveraging a vast existing developer ecosystem. Its tiered licensing model provides a clear path for monetization, scaling from individual developers to large enterprises. This software-centric approach reduces hardware R&D risk and capital expenditure.
- **Proven Early Traction & Industry Validation:** Despite being a young company, Beleve Vision has quickly gained prestigious industry awards (e.g., TGS Grand Prix, XR Creative Award) and achieved significant visibility at major international tech exhibitions (e.g., CES, INTERBEE). This demonstrates strong product-market fit, technological innovation, and early market acceptance.
- **Visionary Technical Leadership:** The company is led by a technically driven founder who developed the initial prototype, ensuring a product-led approach and continuous innovation in a fast-evolving technological landscape.
- **Unique Competitive Positioning:** Beleve Vision carves out a distinct niche by offering a blended reality experience that is more accessible, affordable, and socially acceptable than traditional headsets or high-end proprietary holographic displays. Its display-agnostic nature allows for versatile deployment across various existing screens and environments. Beleve Vision presents a compelling investment opportunity rooted in its innovative technology, strategic market positioning, and scalable business model.


THE WORLD'S MOST ADVANCED GAMING & ENTERTAINMENT VR DISPLAY
Portalgraph transforms everyday displays into immersive VR spaces, offering unmatched realism, comfort, and social integration for gaming and entertainment.
Unmatched Immersion: Portalgraph blends virtual content with the physical environment, delivering a seamless, perspective-tracked "pseudo-hologram" that redefines gaming experiences.
Next-Level Comfort: Unlike bulky VR headsets, Portalgraph requires only lightweight glasses and a tracker, enabling hours of gameplay without fatigue or isolation.
Socially Integrated Entertainment: The system keeps players aware of their surroundings, making it ideal for shared experiences, eSports, and interactive group play.
Scalable & Accessible: With an SDK priced at just $50 and compatibility with existing displays, Portalgraph democratizes advanced VR gaming for developers and users alike.
unity
STEAMVR
Meta
VIVE
PlayStation
oculus
BELEVE VISION

Terms

Up to $1,234,992.00 in Class B Common Stock at $12.00 per share with a minimum target amount of $9,996.00.

Offering Minimum: $9,996.00 | 833 shares of Non-Voting Class B Common Stock
Offering Maximum: $1,234,992.00 | 102,916 shares of Non-Voting Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $12.00 per Share
Minimum Investment Amount (per investor): $2,496.00 | 208 shares of Non-Voting Class B Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $2,496.00. The Company must reach its Target Offering Amount of $9,996.00 by April 20, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,996.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

As an investor, please be sure to read and review the Offering Statement. If you have any unanswered questions, please be sure to utilize the communication channel on this page to ask the issuer questions.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Overview Team About Communication Channel Updates

Joe Wallace
Founder
Background

Joe Wallace is a visionary entrepreneur and investor with a proven track record of launching and scaling disruptive ventures across tech, wellness, entertainment, AI, and consumer products. From raising $100M+ for startups to pioneering first-to-market innovations, Joe excels in identifying high-growth opportunities and turning them into global successes. His career began as a professional basketball player before transitioning into sports finance, business development, and technology-driven investments.



Leon Sievers
Team Member
Background

Co-Founder of Beleve Vision. His product designs have received recognition and awards including the IDEA Product Design of the Year Award, multiple Consumer Electronics Show Innovations Awards, Popular Mechanics Editor's Choice Award and the Chicago Athenaeum of Good Design Award for flat panel speaker technology which was then added to the museum's permanent collection, recognizing the product's lasting influence on design and technology.



Shunji Yamaura
Team Member
Background

Described as a programmer at heart and an active creator, he created the Portalgraph technology which directly led to the founding of Beleve Vision LLC. His vision for the making immersive content available to the masses represent a paradigm shift in a rapidly evolving industry.



Naoya Matsumoto
Team Member
Background

Studied mechanical engineering at Tokyo Tech School of Science and Technology where he developed an early interest in 3D modeling. He is the cofounder of Portalgraph with a vision for the development of our AI-driven web-based application development.

Overview Team About Communication Channel Updates

Company Name

Beleve Vision

Location

251 Little Falls Drive
Wilmington, Delaware 19808

Number of Employees

1

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

January 31, 2022

Company Website





